BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
1830 ROUTE 130 NORTH
BURLINGTON, NEW JERSEY 08016

April 8, 2009

VIA FEDERAL EXPRESS

Sondra Snyder
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3561
Washington, D.C. 20549

Re:	Burlington Coat Factory Investments Holdings, Inc. and
Burlington Coat  Factory Warehouse Corporation
Form 10-K for the Fiscal Year Ended May 31, 2008

Dear Ms. Snyder,

This letter confirms our conversation on April 7, 2009.  As discussed, Burlington Coat Factory Investments Holdings, Inc. and Burlington Coat  Factory Warehouse Corporation (collectively, the “Company”) will respond on or before May 1, 2009 to the comment letter to Thomas A. Kingsbury, dated April 2, 2009, from the Staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2008.

We look forward to working with the Staff to resolve the comments presented.  If you have any questions related to this letter, please contact me at (609) 387-7800, extension 1255.

Sincerely,

/s/ Marc Katz

Marc Katz
Executive Vice President – Chief Accounting  Officer

cc:           H. Christopher Owings, Assistant Director
Lilyanna L. Peyser, Attorney-Adviser